Filed by Teladoc Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Livongo Health, Inc.
Commission File No. 001-38983
Date: October 15, 2020

The following communication was made by Teladoc Health, Inc. (“Teladoc Health”), to Teladoc Health’s employees on October 15, 2020.

Subject: Senior leadership announcement

Dear colleagues,

Our planning work to become one company continues to accelerate as we quickly approach the close of our merger. I am excited to take an important step with you today, finalizing the senior leadership structure and composition for our newly combined organization. Our expanded management team blends exceptional leaders from both Livongo and Teladoc Health. For details on the new leadership team, please see the attached announcement.

From the outset, the vision for our new company has been clear: to be the global leader in the delivery and enablement of whole person care. To truly deliver upon this vision, we have designed a leadership structure aligned with the needs of the combined business opportunity and a rapidly evolving marketplace. Our members and clients are counting on us now more than ever to deliver innovative and supportive solutions in uncertain times. I strongly believe that the vision, structure and people we are bringing together will allow us to create unrivaled impact and value for consumers and clients.

Throughout this process, I have had the opportunity to discuss our new structure with these leaders - some who are new to me and others with whom I have worked for some time now. From these conversations, it is clear the leadership team of the new Teladoc Health strongly shares this vision and represents some of the brightest stars in healthcare and technology today. As we combine executives from both legacy companies in key roles, we are taking great care in assembling a team that I am confident perfectly balances leading us into the future with hitting the ground running on “Day 1.” I am excited for the substantial impact that each of them will continue to make on both our company and our stakeholders around the world.

While we are finalizing several critical appointments today, there are many more positions across our new company that will also power our success. As our new executive structure takes shape, I recognize that these changes bring both opportunity and uncertainty. You have the leadership’s collective commitment that we will continue to share additional information with you as we have it.

Today’s announcement is an important step in our integration efforts, focused on building the best company we can; efforts that are guided by a philosophy that we adopt and combine the best approaches from each organization rather than simply transplanting “your way” or “my way.” I hope each of you will also view our integration in this way, listening and learning from one another to come up with a “better way” to achieve our mission together.

In the coming days, we will also find appropriate ways to celebrate the contributions of the leaders who will be leaving the organization once we combine. Their hard work and dedication helped get us here and I am deeply grateful for their service.

In the meantime, as we continue to prepare to launch the new Teladoc Health, please let your managers or Human Resources partners know if you have questions.

Thank you for your continued focus on our members and clients.

Best,

Jason

ORGANIZATIONAL ANNOUNCEMENT: Combined Company Leadership

Office of the CEO

As announced on August 5, Jason Gorevic will be chief executive officer (CEO) and a member of the board of directors for the combined company. The team reporting to him will represent both business and corporate responsibilities ranging from a new research and development group to our global commercial organization to enterprise functions. CEO direct reports in the combined company will be:

•	Arnnon Geshuri, Chief Human Resources Officer

•	Mala Murthy, Chief Financial Officer

•	David Sides, Chief Operating Officer

•	Dan Trencher, SVP, Corporate Strategy

•	Drew Turitz, SVP, Corporate Development

•	Adam Vandervoort, Chief Legal Officer

•	Stephany Verstraete, Chief Marketing & Engagement Officer

•	Yulun Wang, Head of Research & Development (interim)

With these changes Michelle Bucaria, Zane Burke, Jennifer Schneider, Lee Shapiro and Steve Schwartz will be leaving the organization over the course of time after the close. We are grateful for their role in helping build Livongo and Teladoc Health into the companies they are today and for their commitment to our members, clients, and employees.

As the principal client and member facing parts of our organization, we are also naming leadership teams for the new research & development and global commercial organizations, to ensure a seamless transition for our key stakeholders.

Research & Development

The leadership structure of the new Teladoc Health will feature a Research and Development (R&D) team that brings together the product innovation, data science, technological expertise and clinical excellence of both companies under one roof.

We are initiating a global executive search for the head of this new R&D function. Yulun Wang, founder of InTouch Health and Innovation Fellow for Teladoc Health will lead the group on an interim basis and represent the function on the CEO leadership team during this search. The role’s direct reports will include:

•	Dave Enberg, Technology Fellow & interim head of Livongo engineering

•	Amar Kendale, Chief Product Officer

•	Dr. Lewis Levy, Chief Medical Officer, Medical Policy and Quality

•	Anmol Madan, Chief Data Scientist

•	Jeff Nadler, Chief Information Officer

•	Dr. Bimal Shah, Chief Medical Officer, Product & Analytics

Global Commercial Organization

Our global commercial organization integrates the combined company’s channels and operations into one team that will deliver on our commitments to customers and clients. The global commercial organization reporting to Chief Operating Officer David Sides will include:

•	Kelly Bliss, President, U.S. Group Health

•	Rob Bressler, SVP, General Manager, Virtual Primary Care

•	Gary Britton, VP, Operations

•	Joe DeVivo, President, Hospitals & Health Systems

•	Steve Lalonde, Chief Sales Innovation Officer

•	Alon Matas, President, BetterHelp

•	Carlos Nueno, President, International

•	Dr. Alan Roga, Chief of Clinical Operations

•	Matt Sopcich, SVP, General Manager, Behavioral Health

Within the U.S. Group Health commercial team, segment leads reporting to Kelly Bliss will include:

•	Karl Greiter, SVP of Operations

•	Mike King, SVP, Strategic Partnerships

•	Aaryn Pure, SVP, Solution Sales

•	Michael Rolla, SVP, Employer Market

•	Michael Sturmer, SVP, Health Plan Market

Additional leadership appointments will be announced on a rolling basis before and after the close of the merger. Those announcements will likely be made at the departmental level going forward. All appointments do not take effect until the transaction closes.

If you have any questions, please contact your manager or your Human Resources partner.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that the anticipated U.S. federal income tax treatment of the transaction is not obtained; litigation relating to the potential transaction that have been or could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 (File No. 333-248568) with the SEC containing a prospectus of Teladoc that also constitutes a definitive joint proxy statement of each of Teladoc and Livongo. The registration statement, as amended, was declared effective by the SEC on September 15, 2020. Each of Teladoc and Livongo commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively, on or about September 15, 2020. Teladoc and Livongo may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.